EXHIBIT 20

For Immediate Release	September 28, 2011

BOWL AMERICA REPORTS FISCAL YEAR EARNINGS

Bowl America Incorporated today reported earnings per share for its fiscal fourth quarter ended July 3, 2011, which included a 14th week, were $.03, down from $.04 in the comparable quarter last year.  Earnings per share for the 53-week fiscal year declined to $.30 from $.36 in the prior year.

Management believes that continuing concern about the economy on the part of our customers and potential customers has influenced   their spending of discretionary funds.

Fiscal 2011 was the Company’s 39th year of increased regular per share dividends.   The Company’s Board of Directors yesterday declared a regular quarterly dividend of $.16 to be paid in November 2011.

A more detailed explanation of results is available in the Company’s S.E.C. Form 10-K filing available through the website www.bowlamericainc.com.  Bowl America operates 19 bowling centers and its stock trades on the NYSE Amex with the symbol BWLA.
* * * *

BOWL AMERICA INCORPORATED
Results of Operations

	Fourteen	Thirteen	Fifty-three	Fifty-two
	Weeks Ended	Weeks Ended	Weeks Ended	Weeks Ended
	07/03/11	06/27/10	07/03/11	06/27/10
Operating Revenues
Bowling and other	$4,288,002	$4,099,537	$18,721,460	$19,109,668
Food, beverage and merchandise sales	1,811,088	1,726,477	7,782,203	7,974,228
Net gain on sale of assets	14,187	43,177	14,187	43,177
	6,113,277	5,869,191	26,517,850	27,127,073
Operating expenses excluding depreciation and amortization	5,760,928	5,349,321	23,176,276	23,106,792
Depreciation and amortization	244,642	320,394	1,549,166	1,687,150
Interest and dividend income	132,407	118,153	579,960	529,845
Earnings before taxes	240,114	317,629	2,372,368	2,862,976
Net Earnings	$192,275	$196,265	$1,556,929	$1,850,712
Comprehensive Earnings	$389,710	$173,597	$2,111,011	$1,936,087

Weighted average shares outstanding	5,147,522	5,141,301	5,147,117	5,141,102

EARNINGS PER SHARE	.03	.04	.30	.36

* * * *

SUMMARY OF FINANCIAL POSITION
Dollars in Thousands

	07/03/11	06/27/10
ASSETS
Total current assets including cash and short-term investment of $8,660 and $9,716	$10,118	$11,311
Property and investments	30,800	30,099
TOTAL ASSETS	$40,918	$41,410

LIABILITIES AND STOCKHOLDERS' EQUITY
Total current liabilities	$3,071	$2,890
Other liabilities	2,546	2,116
Stockholders' equity	35,301	36,404
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$40,918	$41,410